CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges

	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)		SEPTEMBER 30, 2005
Earnings from continuing operations	$ 27,183		$ 52,117		$ 65,624
Income taxes	12,842		28,299		33,945
Earnings from continuing operations before income taxes	$ 40,025		$ 80,416		$ 99,569
Fixed charges:
Interest, long-term debt	$ 5,929		$ 17,773		$ 24,508
Interest, other (including interest on short-term debt)	1,056		2,538		3,125
Amortization of debt expense, premium, net	289		1,062		1,509
Portion of rentals representative of an interest factor	81		207		303
Total fixed charges	$ 7,355		$ 21,580		$ 29,445
Earnings from continuing operations before income taxes	$ 40,025		$ 80,416		$ 99,569
Plus: total fixed charges from above	7,355		21,580		29,445
Earnings from continuing operations before income taxes and fixed charges	$ 47,380		$ 101,996		$ 129,014
Ratio of earnings to fixed charges	6.44	x	4.73	x	4.38	x